

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2013

<u>Via E-mail</u>
Darren Parmenter
Senior Vice President – Finance
Hilltop Holdings, Inc.
200 Crescent Court, Suite 1330
Dallas, TX 75201

      Re: **Hilltop Holdings, Inc.**
              Form 10-K for Fiscal Year Ended
              December 31, 2012
              Filed March 15, 2013
              Response Filed August 1, 2013
              File No. 001-31987

Dear Mr. Parmenter:

      We have reviewed your response to our July 18, 2013 letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Consolidated Financial Statements of Hilltop Holdings, Inc. and Subsidiaries</u>

<u>Form 10-K for Fiscal Year Ended December 31, 2012</u>

<u>Note 16. Other Contingencies, page F-42</u>

1. Please refer to your response to comment 6 of our July 18, 2013 letter. Noting the significant loan sales made by PlainsCaptial prior to its acquisition by your company, please confirm that your total exposure to loans sold with recourse is $40M as set forth in your response. Please ensure that you report your total exposure in future filings.

Darren Parmenter
Hilltop Holdings, Inc.
August 13, 2013
Page 2

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Note 18. Segment and Related Information, page 35

2. We note your on-going losses in the insurance segment. We also note that the goodwill allocated to this segment is not impaired because you state that the estimated fair value of the insurance reporting unit exceeded its carrying value and that, therefore, step two of the impairment analysis was not performed. Please provide us the following information regarding your analyses for each period presented in your Form 10-K and include any available updated information through the fiscal quarter ended June 30, 2013:

- Please provide us your complete impairment analysis for each of the periods mentioned above.

- Please provide us a complete narrative of your analyses, including all material assumptions and any change in those assumptions between periods.

- Please provide us pricing information of your common stock and market capitalization for each of the periods mentioned above. Discuss how this information and any other external indicators were considered in your analyses.

You may contact Paul Cline at (202)551-3851 or me at (202)551-3492 if you have questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant